

Mail Stop 6010

November 19, 2007

By U.S. Mail and Facsimile to (763) 656-5402

Mr. John L. Stauch
Executive Vice President and Chief Financial Officer
Pentair, Inc.
5500 Wayzata Boulevard, Suite 800
Golden Valley, Minnesota 55416-1259

> **RE:** **Pentair, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 0-04689**

Dear Mr. Stauch:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 4: Goodwill and Other Intangible Assets, page 59

1.   Please reconcile the amounts you present in the table on page 59 relating to goodwill acquired in 2006 to the disclosures on pages 6 and page 56-57 where you discuss the acquisitions. The disclosure on these pages appears to indicate that you recorded goodwill of $17.1 million in 2006, while the table in this note shows $15.8 million. Please discuss the reasons for all differences.

2.   Describe to us and revise future filings to disclose the events that gave rise to the purchase accounting goodwill adjustments of $32.7 million in 2006. In particular, clearly describe and quantify the additional transaction costs, the restructuring costs incurred, the valuation of intangible assets, and the reclassifications relating to WICOR.

3.   Discuss your conclusions that the restructuring costs should result in an adjustment to goodwill. That is, explain how the circumstances reflected the guidance in EITF 95-3.

Note 5: Supplemental Balance Sheet Information, page 61

Equity Method Investment

4.   Tell us where you have presented your share of the results of FARADYNE's operations on your consolidated statement of income. Please explain how you have complied with Rule 5-03(b) 13 of Regulation S-X in presenting your equity in the earnings of unconsolidated subsidiaries and 50 percent or less owned entities.

Form 10-Q for the period ended September 29, 2007

Item 4. Controls and procedures, page 32

5.   We note your disclosure that you maintain a system of disclosure controls and procedures designed to provide 'reasonable assurance' as to the reliability of your published financial statements and other disclosures included in the report. While we do not object to you indicating that your system is designed to provide reasonable assurance that disclosure controls and procedures meet their stated objectives, please note that in light of that disclosure, if true, you should revise the section in future filings to also state that disclosure controls and procedures are effective at the reasonable assurance level. Otherwise, remove the term from future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3671 regarding comments on the financial statements and related matters.

Sincerely,

Martin James
Senior Assistant Chief Accountant